APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Waldscraft LLC
Income Statement - unaudited
For the periods ended 3/31/22

	Current Period	Prior Period
	3/31/2022	12/31/2021
REVENUES		
Sales of Bakery Goods	$ 30,000.00	$ -
Other Revenue	-	-
TOTAL REVENUES	**30,000.00**	**-**
COST OF GOODS SOLD		
Cost of Sales	8,000.00	-
Supplies	500.00	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	8,500.00	-
GROSS PROFIT (LOSS)	21,500.00	-
OPERATING EXPENSES		
Advertising and Promotion	-	-
Bank Service Charges		-
Business Licenses and Permits	-	-
Computer and Internet	135.00	-
Depreciation	-	-
Dues and Subscriptions	50.00	-
Insurance	250.00	-
Meals and Entertainment	-	-
Miscellaneous Expense	-	-
Office Supplies	50.00	-
Payroll Processing	50.00	-
Professional Services - Legal, Accounting	-	-
Occupancy		-
Rental Payments	3,000.00	-
Salaries	10,000.00	-
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	130.00	-
Website Development	-	-
TOTAL OPERATING EXPENSES	13,665.00	-
OPERATING PROFIT (LOSS)	7,835.00	-
INTEREST (INCOME), EXPENSE & TAXES		

Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ 7,835.00	$ -

Waldscraft LLC
Balance Sheet - unaudited
For the period ended 3/31/2022

	Current Period	Prior Period
	3/31/2022	**12/31/2021**
ASSETS		
Current Assets:		
Cash	$ 10,000.00	$ 500.00
Petty Cash	250.00	-
Accounts Receivables	-	-
Inventory	1,500.00	-
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	11,750.00	500.00
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	8,000.00	-
Computer Equipment	2,000.00	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	10,000.00	-
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	5,000.00	-
Total Other Assets	5,000.00	-
TOTAL ASSETS	$ 26,750.00	$ 500.00
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	2,000.00	-
Other Liabilities	-	-
Current Portion of Long-Term Debt	-	-
Total Current Liabilities	2,000.00	-

Long-Term Liabilities:			
Notes Payable		-	-
Mortgage Payable		-	-
Less: Current portion of Long-term debt		-	-
Total Long-Term Liabilities		-	-
EQUITY			
Capital Stock/Partner's Equity		24,750.00	500.00
Opening Retained Earnings		-	-
Dividends Paid/Owner's Draw		-	-
Net Income (Loss)		-	-
Total Equity		24,750.00	500.00
TOTAL LIABILITIES & EQUITY	$	**26,750.00**	$ **500.00**
Balance Sheet Check		-	-

I, Stacey J Waldspurger, certify that:

1. The financial statements of Waldscraft LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Waldscraft LLC has not been included in this Form as Waldscraft LLC was formed on 12/15/2021 and has not filed a tax return to date.

Signature   *Stacey J Waldspurger*

Name: Stacey J Waldspurger

Title: Founder/CEO